UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2026

Commission file number: 001- 38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

EXPLANATORY NOTE

On November 3, 2026, SciSparc Ltd. (the “Company”) furnished a Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”) to the Securities and Exchange Commission (“SEC”), in connection with its entry into a securities purchase agreement. This Amendment No.1 on Form 6-K/A (the “Amendment”) amends the Original 6-K to correct an inadvertent typographical error in the Floor Price (as defined in the Original 6-K) set forth under the section titled “Convertible Promissory Note”, and in the Convertible Promissory Note and the Warrant that were included as Exhibits 4.1 and 4.2, respectively, thereto. The correct Floor Price is $0.11952 instead of $0.11592. Except as specifically described in this Explanatory Note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K. Corrected copies of the Convertible Promissory Note and the Warrant are furnished as Exhibits 4.1 and 4.2, respectively, herewith.

This Amendment is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670, 333-255408, 333-293167, and 333-293533) and on Form S-8 (File Nos. 333-278437, 333-225773, 333-286791 and 333-292952) filed with the SEC to be a part thereof from the date on which this Amendment is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
4.1	Convertible Promissory Note, dated November 3, 2026, of SciSparc Ltd. issued to L.I.A. Pure Capital Ltd.
4.2	Warrant, dated November 3, 2026, to Purchase Ordinary Shares of SciSparc Ltd. issued to L.I.A. Pure Capital Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: November 9, 2026	By:	/s/ Oz Adler
		Name:	Oz Adler
		Title:	Chief Executive Officer and Chief Financial Officer

3